CORRELL CO. INVESTMENT SERVICES CORP.

STATEMENT OF FINANCIAL CONDITION
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2017
AVAILABLE FOR PUBLIC INSPECTION

OATH OR AFFIRMATION

I, James C. Correll _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Correll Co. Investment Services Corp. _____, as
of December 31 _____, 20 17 ___, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

None

County of Cook
State of Illinois



_____ 2-22-2018
Notary Public



Signature

President _____ 2/22/18
Title

OFFICIAL SEAL
DEBRA J. LUCENTE
Notary Public - State of Illinois
My Commission Expires 8/06/2020

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden hours per response 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48507

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/17** (MM/DD/YY) AND ENDING **12/31/17** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

CORRELL CO. INVESTMENT SERVICES CORP.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9655 S. 78th Ave.
(No. and Street)

Hickory Hills	**Illinois**	**60457**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

M Nicole Correll	**(708) 599-2900**
	(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP
(Name – if individual, state last, first, middle name))

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Correll Co. Investment Services Corp.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Correll Co. Investment Services Corp. (the Company) as of December 31, 2017 and the related notes and supplemental schedules (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Correll Co. Investment Services Corp. as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Correll Co. Investment Services Corp.'s management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Correll Co. Investment Services Corp., in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as Correll Co. Investment Services Corp.'s auditor since 2009.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplemental Schedules (the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of Correll Co. Investment Services Corp.'s financial statement. The supplemental information is the responsibility of Correll Co. Investment Services Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statement as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 22, 2018

CORRELL CO. INVESTMENT SERVICES CORP.

Statement of Financial Condition

December 31, 2017

Assets

Cash	$	444,411
Receivable from broker-dealer		168,239
Securities owned, at fair value		756,444
Commissions receivable		43,700
Other assets		21,613
	$	1,434,407

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable and accrued expenses	$	49,451
Deferred income taxes payable		114,416
		163,867
Stockholders' equity		
Common stock, no par value, 1,000 shares		
authorized, 100 shares issued and outstanding		5,000
Additional paid-in capital		9,937
Retained earnings		1,255,603
		1,270,540
	$	1,434,407

See accompanying notes.

CORRELL CO. INVESTMENT SERVICES CORP.

Notes to Statement of Financial Condition

December 31, 2017

---

1. Organization and Business

Correll Co. Investment Services Corp. (the "Company"), was incorporated in the State of Illinois on November 26, 1985. The Company is a registered securities broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority. The Company provides brokerage services electronically to retail customers and clears all customer transactions through other brokers on a fully disclosed basis.

2. Summary of Significant Accounting Policies

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are stated in U.S. dollars. The following is a summary of the significant accounting policies used in preparing the financial statements:

Revenue Recognition and Financial Instruments Valuation
Commission revenue and related expenses on equity securities are recorded as earned on an accrual basis. Securities transactions and related revenue and expenses are recorded on a trade date basis and, accordingly gains and losses are recorded on unsettled transactions. All financial instruments are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification ("ASC 820") - Fair Value Measurement and Disclosures (see Note 3).

Use of Estimates
The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Income Taxes
The Company provides for taxes in accordance with ASC 740, "Accounting for Income Taxes", which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are recognized based on the difference between the financial statement and tax basis of liabilities and assets using enacted tax rates.

In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2014. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2017.

---

3. **Fair Value Measurement and Disclosure**

In accordance with U. S. generally accepted accounting principles ("U.S. GAAP"), fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> *Level 1 Inputs* – Valuation is based on quoted prices in active markets for identical assets or liabilities at the reporting date.
>
> *Level 2 Inputs* – Valuation is based on other than quoted prices included in Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly.
>
> *Level 3 Inputs* – Valuation is based on unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

As of December 31, 2017, the Company held corporate stock with a fair value of $384,150 and mutual funds with a fair value of $372,294, totaling $756,444, which were level 1 investments. At December 31, 2017 the Company held no Level 2 or Level 3 investments.

CORRELL CO. INVESTMENT SERVICES CORP.

Notes to Statement of Financial Condition, Continued

December 31, 2017

---

4. **Related-Party Transactions**

For the year ended December 31, 2017, the Company paid an affiliated entity for administrative services, rent and certain shared expenses.

5. **Off-Balance-Sheet Risk**

Customer transactions are introduced to and cleared through the Company's broker on a fully disclosed basis. Under the terms of its clearing agreements, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, where necessary.

The Company does not anticipate nonperformance by its customers or the broker. In addition, the Company has a policy of reviewing, as considered necessary, the creditworthiness of the brokers with which it conducts business.

6. **Guarantees**

Accounting Standards Codification 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460, defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. (See Note 5)

7. **Credit Concentration and Contingency**

At December 31, 2017, a significant credit concentration consisted of cash deposited in a bank account that exceeded federally insured limits by approximately $194,000, which represents approximately 15% of the Company's equity. Management believes that the Company is not exposed to any significant credit risk on cash.

8. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 6 ⅔% of "aggregate debit items", as defined.

At December 31, 2017 the Company had net capital and net capital requirements of $1,081,346 and $5,000, respectively.

9. **Subsequent Events**

The Company's management has evaluated events and transactions through February 22, 2018 the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements.

SUPPLEMENTAL SCHEDULES

Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1

December 31, 2017

Computation of net capital

Total stockholders' equity			$	1,270,540
Deductions and /or charges:				
Nonallowable assets:				
Other assets	$	21,613		
Other deductions and/or charges		15,000		(36,613)
Net capital before haircuts on securities positions			$	1,233,927
Haircuts on securities:				
Trading and investment securities:				
Other securities		113,467		
Undue concentration		39,114		(152,581)
Net capital			$	1,081,346

Computation of basic capital requirement

Minimum net capital required (greater of $5,000 or 6 ⅔% of aggregate indebtedness)		5,000
Net capital in excess of net capital requirement	$	1,076,346

Computation of aggregate indebtedness

Aggregate indebtedness	$	49,451
Ratio of aggregate indebtedness to net capital	%	4.57

There are no material differences between the above computation and the Company's corresponding unaudited amended Form FOCUS Part II filing as of December 31, 2017.

See accompanying notes.

CORRELL CO. INVESTMENT SERVICES CORP.   **Schedule 2**

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2017

The Company did not handle any customer cash or securities during the year
ended December 31, 2017 and does not have any customer accounts.

CORRELL CO. INVESTMENT SERVICES CORP.

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2017

The Company did not handle any customer cash or securities during the year
ended December 31, 2017 and does not have any customer accounts.